December 1, 2015

CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	21st Century Fox America, Inc.

Twenty-First Century Fox, Inc.

Registration Statement on Form S-4 (File Nos. 333-208143 and 333-208143-01)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, 21st Century Fox America, Inc. (the “Company”) and its parent, Twenty-First Century Fox, Inc. (“21st Century Fox”) hereby request that acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 relating to the contemplated offer to exchange up to $600,000,000 aggregate principal amount of the Company’s 3.700% Senior Notes due 2025 and up to $400,000,000 aggregate principal amount of the Company’s 4.950% Senior Notes due 2045 for like amounts of the Company’s privately placed 3.700% Senior Notes due 2025 and 4.950% Senior Notes due 2045 be granted at 4:30 p.m. Eastern Time on December 3, 2015 or as soon thereafter as practicable.

In addition, the Company and 21st Century Fox acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and 21st Century Fox from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company and 21st Century Fox may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

21st Century Fox America, Inc.

By:	/s/ Janet Nova
Janet Nova
Executive Vice President and Deputy General Counsel

Twenty-First Century Fox, Inc.

By:	/s/ Janet Nova
Janet Nova
Executive Vice President and Deputy Group General Counsel